Exhibit 2.3

STATE OF DELAWARE

CERTIFICATE OF CONVERSION

FROM A LIMITED LIABILITY COMPANY TO A

CORPORATION PURSUANT TO SECTION 265 OF

THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is August 15, 2013.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is CPG Newco LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is The AZEK Company Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on the 11th day of June, A.D. 2020.

By:	/s/ Paul Kardish

Name:	Paul Kardish
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Title:	Chief Legal Officer
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